January 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Mr. Gregory Herbers

100 F. Street NE

Washington, D.C. 20549

Re:	Arcimoto, Inc. (the “Registrant”) Registration Statement on Form S-3 (File No. 333-261955)

Dear Mr. Herbers:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., Eastern Time, on Thursday, January 13, 2022 or as soon as practicable thereafter. In this regard, the Registrant is aware of its obligations under the Securities Act.

Please contact W. David Mannheim of Nelson Mullins Riley & Scarborough LLP, the Registrant’s legal counsel, at (919) 329-3804 with any questions or comments.

Sincerely,

Arcimoto, Inc.

By:	/s/ Douglas M. Campoli
Douglas M. Campoli
Chief Financial Officer and Treasurer